UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               THRUST ENERGY CORP.
                                (Name of Issuer)


                    Common stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                   88602Q 10 9
                                 (CUSIP Number)

                                   Thomas Mills
                                888 3rd Street SW
                                    Suite 1000
                               Calgary, AB  T2P 5C5
                            Telephone (403) 988-3981
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 26, 2007
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88602Q 10 9

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas Mills

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

NUMBER OF                                7.  SOLE VOTING POWER
10,000,000
SHARES
BENEFICIALLY                             8.  SHARED VOTING POWER        nil
OWNED BY
EACH                                     9.  SOLE DISPOSITIVE POWER
10,000,000
REPORTING
PERSON WITH                             10.  SHARED DISPOSITIVE POWER   nil

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     73.5%

14.  TYPE OF REPORTING PERSON*

     IN

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Thrust Energy Corp., a Nevada corporation (the "Issuer"). The address of the Issuer's principal office is 888 3rd Street SW, Suite 1000, Calgary, AB T2P 5C5. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

This Schedule 13D relates the Stock Purchase Agreement dated September 25, 2007, between Lou Hilford and Thomas Mills, pursuant to which 2,000,000 (or 14.7%) of the then outstanding 13,603,950 common shares of the Issuer were purchased by Mr. Mills (the "Agreement").

The shares acquired by Mr. Mills under the Agreement are in addition to 8,000,000 common shares of the Issuer that were purchased by Mr. Mills for cash consideration of $400 prior to the Issuer registering its common shares pursuant to section 12 of the Securities Exchange Act of 1934, as amended.

In the aggregate Mr. Mills owns 73.5% of the Issuer's issued and outstanding common shares.


ITEM 2.  IDENTITY AND BACKGROUND.

The name of the person filing this statement is Thomas Mills, a business person. Mr. Mills' principal office is 888 3rd Street SW, Suite 1000, Calgary, AB T2P 5C5.

During the past five years, Mr. Mills has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Mills has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Mills is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase the outstanding shares pursuant to the Agreement was $5,000 paid from Mr. Mills personal capital. Mr. Mills paid $400 from his personal capital as consideration for the 8,000,000 common shares issued to Mr. Mills prior to the Issuer registering its common shares pursuant to section 12 of the Securities Exchange Act of 1934.


ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Mills' acquisition of 2,000,000 common shares under the Agreement was in response to an offer by Mr. Hilford, who resigned as an officer and director of the Issuer on August 27, 2007, to sell Mr. Mills all his shares of the Issuer for $5,000.

The issuance of 2,000,000 common shares to Mr. Mills prior to the Issuer registering its common shares pursuant to section 12 of the Securities Exchange Act of 1934 was in consideration of $400 cash.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Mr. Mills is the beneficial owner of 10,000,000 common shares of the Issuer, representing 73.5% of all the issued and outstanding common shares of the Issuer, with the sole power to vote and dispose of (or direct the disposition) said shares.

By written agreement dated September 25, 2007, Mr. Davis offered to sell and Mr. Mills agreed to purchase 2,000,000 common shares of the Issuer at $0.0025 per share. The transaction was effected by personal check on September 25, 2007.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, Mr. Mills has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit    Description

99         Agreement dated September 25, 2007, by and between Lou Hilford and
Thomas Mills.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2007




/s/ Thomas Mills
Thomas Mills


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).